3Q 22

Risk and capital management Pillar 3

Third quarter of 2022

Contents

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members. [1]

The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on September 30, 2022, are summarized below.

Common Equity Tier I Ratio
11.7%
June 30, 2022 *11.1%*

Tier I Ratio
13.2%
June 30, 2022 *12.6%*

Total Capital Ratio
14.7%
June 30, 2022 *14.1%*

Common Equity Tier I
In R$ million
R$ 142,780
June 30, 2022 *R$ 133,651*

Tier I
In R$ million
R$ 161,872
June 30, 2022 *R$ 151,245*

Total Capital
In R$ million
R$ 180,304
June 30, 2022 *R$ 168,956*

RWA
In R$ million
R$ 1,225,170
June 30, 2022 *R$ 1,201,628*


12,6%
1,5%
11,1%
0,6%
-0,2%
0,1%
13,2%
1,6%
11,7%
Tier I
Jun-22
Net Income in the quarter, dividends and Interest on Own Capital
Risk-Weighted Assets[1]
Prudential and Equity Adjustments
Tier I
Sep-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

[1] Compensation of management members data is reported annually.

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Additional Tier I Capital and Total Capital ratios.

On September 30, 2022, the Total Capital (PR) reached R$ 180,304 million, R$ 161,872 million of Tier I and R$ 18,432 million of Tier II.

R$ million	09/30/2022	06/30/2022	03/31/2022	12/31/2021	09/30/2021
Available capital (amounts)					
Common Equity Tier 1 (CET1)	142,780	133,651	129,053	130,716	123,547
Tier 1	161,872	151,245	145,402	149,912	141,409
Total capital	180,304	168,956	162,203	169,797	161,099
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,225,170	1,201,628	1,164,324	1,153,841	1,095,194
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	11.7%	11.1%	11.1%	11.3%	11.3%
Tier 1 ratio (%)	13.2%	12.6%	12.5%	13.0%	12.9%
Total capital ratio (%)	14.7%	14.1%	13.9%	14.7%	14.7%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) (1)	2.5%	2.5%	2.0%	2.0%	1.625%
Countercyclical buffer requirement (%) (2)	-	-	-	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (3)	3.5%	3.5%	3.0%	3.0%	2.625%
CET1 available after meeting the bank's minimum capital requirements (%)	3.2%	2.6%	2.9%	3.5%	4.0%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,243,975	2,102,773	2,015,946	2,018,692	1,969,517
Basel III leverage ratio (%)	7.2%	7.2%	7.2%	7.4%	7.2%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	313,037	279,847	293,573	307,280	315,791
Total net cash outflow	197,914	192,124	196,328	193,093	184,568
LCR (%)	158.2%	145.7%	149.5%	159.1%	171.1%
Net Stable Funding Ratio					
Total available stable funding	1,104,941	1,070,719	1,021,581	1,016,989	978,802
Total required stable funding	901,048	894,427	852,481	839,830	811,430
NSFR (%)	122.6%	119.7%	119.8%	121.1%	120.6%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,958 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 39.096/22), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

3) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.

The Basel Ratio reached 14.7%, as of September 30, 2022, an increase of 60 basis points compared to June 30, 2022, due to the result for the period and prudential and equity adjustments, partially offset by the increase of Risk-weighted Assets.

Besides, Itaú Unibanco has a R$ 82,290 million capital excess in relation to its minimum required Total Capital. It corresponds to 6.7 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of 3.5% (R$ 42,881 million). Considering the Capital Buffers, the capital excess would be 3.2 p.p.

In September 2022, Itaú Unibanco Holding issued R$ 1,0 billion in Subordinated Financial Notes, which have a repurchase option as from 2027. These Subordinated Notes are authorized to compose Itaú Unibanco's Tier 1 Capital, with an estimated increase of 8 basis points in its Tier 1 Capital Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted PR, established by BACEN. On September 30, 2022, fixed assets ratio reached 19.4%, showing a surplus of R$ 55,253 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item "Risk Culture";

- Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

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- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco's Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the Itaú Unibanco Holding has corporate bodies that perform delegated duties in the risk and capital management, under the responsibility of CRO (Chief Risk Officer).

To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution's risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

- in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

- in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco's risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco's exposure, to ensure correct and timely corporate decisions;

- in the third line of defense, internal audit provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Risk Appetite

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

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"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the institution's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers' satisfaction or dissatisfaction, media exposure and observation of the institution's conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank's strategy.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen a culture that values and encourages conscious risk taking, discussions and actions on the institution's risks, and each and everyone's responsibility for risk management.

Besides the risk management policies, procedures and processes, the institution has as a central element of its Corporate Culture the message "Ethics is non-negotiable". Behavioral guidelines, also described in this culture, reinforce and strengthen the Conglomerate's risk management behavior by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk

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appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

Recovery Plan

In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a Recovery Plan that contemplates the entire Conglomerate, including foreign subsidiaries, and contains the description of the following items:

I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy;

II. Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability;

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III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan;

IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco's procedure is as follows:

- Identification of material risks and assessment of the need for additional capital;
- Preparation of the capital plan, both in normality and stress situations;
- Internal assessment of capital adequacy;
- Structuring of capital contingency and recovery plans;
- Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2021 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

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OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	09/30/2022	06/30/2022	09/30/2022
Credit Risk: standardised approach	**1,104,482**	**1,085,024**	**88,359**
Credit risk (excluding counterparty credit risk)	986,883	972,773	78,951
Counterparty credit risk (CCR)	47,829	41,515	3,827
Of which: standardised approach for counterparty credit risk (SA-CCR)	31,109	27,959	2,489
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	16,720	13,556	1,338
Credit valuation adjustment (CVA)	8,924	8,058	714
Equity investments in funds - look-through approach	7,462	5,338	597
Equity investments in funds - mandate-based approach	178	196	14
Equity investments in funds - fall-back approach	1,699	1,504	136
Securitisation exposures - standardised approach	3,379	3,271	270
Amounts below the thresholds for deduction	48,128	52,369	3,850
Market risk	**24,098**	**23,205**	**1,928**
Of which: standardised approach	30,123	29,006	2,410
Of which: internal models approach (IMA)	21,078	21,772	1,686
Operational risk	**96,590**	**93,399**	**7,727**
Total	**1,225,170**	**1,201,628**	**98,014**

The higher amount of RWA was mainly due to the increase in the credit risk (RWA_{CPAD}).

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Links between financial statements and regulatory exposures

LIA: Explanations of differences between accounting and regulatory exposure amounts

The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions.

Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below.

The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others.

The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management.

The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams.

The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit.

In the line *Other Differences* of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

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LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period — 09/30/2022

	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Carrying values of items:				
			Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	2,386,710	2,132,340	1,628,261	451,890	16,348	234,128	32,559
Cash	35,402	35,280	35,280	-	-	9,819	-
Interbank investments	316,179	312,782	45,283	267,499	-	13,510	-
Securities and derivative financial instruments	767,829	534,921	436,701	77,485	16,348	28,600	1,105
Interbank accounts	187,033	187,033	171,810	-	-	-	15,223
Interbranch accounts	1	1	-	-	-	-	1
Loan, lease and other credit operations	832,534	823,583	815,324	-	-	74,942	8,259
Other receivables	243,242	234,704	119,827	106,906	-	107,257	7,971
Deferred tax assets	-	58,821	50,915	-	-	-	7,906
Sundry	-	175,883	68,912	106,906	-	107,257	65
Other assets	4,490	4,036	4,036	-	-	-	-
Permanent assets	36,268	52,388	35,266	-	-	-	17,122
Investments	12,602	29,300	28,839	-	-	-	461
Real estate	6,578	6,063	6,063	-	-	-	-
Real estate by lease	-	284	284	-	-	-	-
Goodwill and Intangible assets	17,088	16,741	80	-	-	-	16,661
Goodwill	-	2,028	-	-	-	-	2,028
Intangible assets	-	14,633	-	-	-	-	14,633
Other	-	80	80	-	-	-	-
Total assets	**2,422,978**	**2,184,728**	**1,663,527**	**451,890**	**16,348**	**234,128**	**49,681**
Liabilities							
Current and Long-term Liabilities	2,257,391	2,018,166	-	340,600	-	245,662	1,677,566
Deposits	843,974	853,094	-	-	-	54,894	853,094
Deposits received under securities repurchase agreements	323,994	323,995	-	299,546	-	12	24,449
Funds from acceptances and issuance of securities	233,977	233,977	-	-	-	30,519	233,977
Interbank accounts	82,898	82,898	-	-	-	-	82,898
Interbranch accounts	13,729	13,739	-	-	-	270	13,739
Borrowings and onlending	125,158	125,158	-	-	-	21,669	125,158
Derivative financial instruments	73,054	73,041	-	41,054	-	12,133	31,987
Technical provision for insurance, pension plan and capitalization	231,740	-	-	-	-	-	-
Provisions	16,586	16,373	-	-	-	-	16,373
Allowance for financial guarantees provided and loan commitments	5,697	5,697	-	-	-	-	5,697
Other liabilities	306,584	290,194	-	-	-	126,165	290,194
Deferred tax liabilities	-	4,915	-	-	-	-	4,915
Sundry	-	285,279	-	-	-	126,165	285,279
Total liabilities	**2,257,391**	**2,018,166**	**-**	**340,600**	**-**	**245,662**	**1,677,566**

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LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million					09/30/2022
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	2,135,047	1,663,527	451,890	16,348	234,128
Liabilities carrying value amount under regulatory scope of consolidation	340,600	-	340,600	-	245,662
Total net amount under regulatory scope of consolidation	1,794,447	1,663,527	111,290	16,348	(11,534)
Off-balance sheet amounts	171,009	136,785	34,224	-	-
Differences in valuations	-	-	-	-	-
Other differences	44,946	(10,375)	55,321	-	-
Exposure amounts considered for regulatory purposes	2,010,402	1,789,937	200,835	16,348	(11,534)

PV1: Prudent valuation adjustments (PVA)

In R$ million								09/30/2022
	Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
Closeout uncertainty, of which:	-	-	-	35	-	**35**	3	32
Closeout cost	-	-	-	*34*	-	**34**	*3*	*31*
Concentration	-	-	-	*1*	-	**1**	-	*1*
Early termination	-	51	-	51	-	**102**	1	101
Model risk	-	41	-	73	-	**114**	6	108
Operational risk	-	-	-	-	-	**-**	-	-
Investing and funding costs	-	-	-	-	-	**-**	-	-
Unearned credit spreads	-	-	-	-	-	**-**	-	-
Future administrative costs	-	-	-	-	-	**-**	-	-
Other	-	-	-	-	-	**-**	-	-
Total adjustment	**-**	**92**	**-**	**159**	**-**	**251**	**10**	**241**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A.:

Institutions that comprise the financial statements and the Prudential Consolidation	Country [1]	% Equity share on capital
A1 Hedge Orange Master Fundo de Investimento Multimercado	Brazil	100.00%
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	95.10%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.96%
FIDC Orange NP	Brazil	100.00%
FIDC Sumup Solo	Brazil	94.77%
FII Kinea Desenv. LO	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Rede	Brazil	100.00%
Fundo em Direitos Creditórios Cielo Emissores I	Brazil	87.31%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Goal Perfo III	Argentina	100.00%
Fundo Kinea Ações	Brazil	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	65.27%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	65.25%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	65.27%
Itaú CorpBanca	Chile	65.62%

1) The institutions operate in their respective countries of origin.

Corporativo | Interno

Institutions that comprise the financial statements and the Prudential Consolidation	Country [1]	% Equity share on capital
Itaú CorpBanca Colombia S.A.	Colombia	65.27%
Itaú CorpBanca New York Branch	United States	65.62%
Itaú Corredores de Bolsa Limitada	Chile	65.62%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	70.40%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	0.04%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	65.29%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.90%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.64%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A.	Brazil	100.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

1) The institutions operate in their respective countries of origin.

Corporativo | Interno

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Aj II Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	59.74%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	100.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	65.62%
Itaú Asesorías Financieras Limitada	Chile	65.62%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V. [2]	Uruguay	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	65.61%
Itaú Corredores de Seguros S.A.	Chile	65.62%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Beta Correspondente e Tecnologia Ltda.	Brazil	100.00%
Itaú Holding Colombia S.A.S.	Colombia	65.62%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
IUPP S.A.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%

1) The institutions operate in their respective countries of origin.
2) The company is transferring its location from Mexico to Uruguay. Awaiting local approvals.

Corporativo | Interno

Institutions that comprise only the Financial Statements	Country [(1)]	% Equity share on capital
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	65.62%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RJ Niterói Icaraí Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia de Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Luis Carlos Berrini Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Sta. Catarina Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Brooklin St. Amaro Ltda.	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Vila Clementino Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Interlagos Ltda	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Rua Padre João Manuel Ltda.	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras	Brazil	100.00%
SP Santos Embaré Ltda.	Brazil	100.00%
SP Santos José Menino Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Tatuape Ltda	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
Tulipa S.A.	Brazil	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Serviços, Tecnologia e Inovação S.A.	Brazil	52.96%
ZUP Innovation Corp.	United States	52.96%

1) The institutions operate in their respective countries of origin.

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

Non consolidated Institutions [1]	Country [2]	% Equity share on capital [3]
BSF Holding S.A	Brazil	49.00%
CIP S.A	Brazil	23.33%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.27%
Conectcar Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	19.64%
Kinea Private Equity Investimentos S.A.	Brazil	79.99%
Olímpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	51.94%
Rias Redbanc S.A.	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%

1) Considers associates and joint ventures recognized by the equity method.
2) The institutions operate in their respective countries of origin.
3) Considers only direct participation.

Material entities

Total assets, stockholders' equity, country and the activities of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

R$ million			09/30/2022		06/30/2022	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	4,016	526	3,854	403
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,140	1,058	1,108	1,030
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	1,799	677	1,559	540
Itaú Seguros S.A.	Brazil	Insurance	7,251	1,567	6,515	1,310
Itaú Vida e Previdência S.A.	Brazil	Pension plan	228,214	3,789	220,896	3,579
Itauseg Participações S.A.	Brazil	Non financial institution holding company	8,277	8,208	7,606	7,559
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	35,832	34,706	33,600	32,625
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,050	1,981	2,003	1,944

Corporativo | Interno

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;
- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and
- The Investor Relations area will communicate to the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3".

Corporativo | Interno

CC1 - Composition of regulatory capital

		09/30/2022	
		Value (R$ Thousand)	**Balance Sheet Reference**
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	90,729,000	(k)
2	Revenue reserves	71,848,357	(l)
3	Other revenue and other reserve	5,271,892	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	6,220,145	(j)
6	**Common Equity Tier I before regulatory adjustments**	**163,525,610**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	251,259	
8	Goodwill (net of related tax liability)	2,491,552	(e)
9	Intangible assets	14,632,701	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	3,282,124	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	23,272	
15	Actuarial assets related to defined benefit pension funds	38,901	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	71,149	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**20,745,414**	
29	**Common Equity Tier I**	**142,780,197**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	18,656,151	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	18,656,151	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	435,992	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	19,092,143	

Corporativo | Interno

	Additional Tier I Capital: regulatory adjustments		
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**19,092,143**	
45	**Tier I**	**161,872,340**	
	Tier II: instruments		
46	Instruments eligible for Tier II	18,315,277	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	116,142	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**18,431,419**	
	Tier II: regulatory adjustments		
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**18,431,419**	
59	**Referential Equity (Tier I + Tier II)**	**180,303,759**	
60	**Total risk-weighted assets**	**1,225,170,195**	
	BIS Ratios and Additional Capital Buffers		
61	**Common Equity Tier I Ratio**	**11.7%**	
62	**Tier I Ratio**	**13.2%**	
63	**BIS Ratio**	**14.7%**	
64	**Additional Capital Buffers (% of RWA)**	**3.5%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	-	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	3.2%	
	Amounts below the limit for deduction (non-weighted by risk)		
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	8,465,943	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,552,143	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	10,305,200	(c)
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)		
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

Corporativo | Interno

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period — 09/30/2022

	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Consolidated Balance Sheet [1]			
Assets			
Current assets and Long-term receivables	2,386,710	2,132,340	
Cash	35,402	35,280	
Interbank investments	316,179	312,782	
Securities and derivative financial instruments	767,829	534,921	
Interbank accounts	187,033	187,033	
Interbranch accounts	1	1	
Loan, lease and other credit operations	832,534	823,583	
Other receivables	243,242	234,704	
Deferred tax assets	-	58,821	(b) / (c)
Sundry	-	175,883	(b) / (d)
Other assets	4,490	4,036	
Permanent assets	36,268	52,388	
Investments	12,602	29,300	(a) / (e) / (f)
Real estate	6,578	6,063	
Real estate by lease	-	284	
Goodwill and Intangible assets	17,088	16,741	
Goodwill	-	2,028	(e)
Intangible assets	-	14,633	(h) / (i)
Other	-	80	
Total assets	**2,422,978**	**2,184,728**	
Liabilities			
Current and Long-term Liabilities	2,257,391	2,018,166	
Deposits	843,974	853,094	
Deposits received under securities repurchase agreements	323,994	323,995	
Funds from acceptances and issuance of securities	233,977	233,977	
Interbank accounts	82,898	82,898	
Interbranch accounts	13,729	13,739	
Borrowings and onlending	125,158	125,158	
Derivative financial instruments	73,054	73,041	
Technical provision for insurance, pension plan and capitalization	231,740	-	
Provisions	16,586	16,373	
Allowance for financial guarantees provided and loan commitments	5,697	5,697	
Other liabilities	306,584	290,194	
Deferred tax liabilities	-	4,915	(b) / (c)
Sundry	-	285,279	(d)
Non-controlling interest in subsidiaries	8,412	9,328	(j)
Stockholders' equity	**157,175**	**157,234**	
Capital	90,729	90,729	(k)
Other Revenues and Other Reserves	(6,038)	(5,272)	(m)
Revenue reserves	72,555	71,848	(l)
(Treasury shares)	(71)	(71)	(n)
Total liabilities and stockholders' equity	**2,422,978**	**2,184,728**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million — 09/30/2022

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,748,720	756,339		-
Luxembourg	0.50%	2,034	1,323		-
Sweden	1.00%	509	434		-
Norway	1.50%	328	185		-
Hong Kong	1.00%	10	10		-
Sum [1]		1,751,601	758,291		
Total [2]		**2,083,252**	**976,328**	-	-

1) Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.
2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.
3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	09/30/2022	06/30/2022
Total consolidated assets as published financial statements	2,422,978	2,294,476
Adjustment from differences of consolidation	(238,250)	(231,880)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	2,184,728	2,062,596
Adjustments for derivative financial instruments	42,288	25,753
Adjustment for securities financing transactions (ie repos and similar secured lending)	18,913	15,946
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	153,082	158,567
Other adjustments	(155,036)	(160,089)
Total Exposure	**2,243,975**	**2,102,773**

LR2: Leverage ratio common disclosure

R$ million	09/30/2022	06/30/2022
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,707,998	1,693,509
Adjustments for equity items deducted in the calculation of Tier I	(25,387)	(30,408)
Total exposure shown in the Balance Sheet	**1,682,611**	**1,663,101**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	55,435	49,700
Potential future gains from derivatives transactions	31,044	16,408
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(8,520)	(7,373)
Reference value for credit derivatives	25,596	19,431
Adjustment of reference value calculated for credit derivatives	(8,408)	(4,851)
Total exposure for derivative financial instruments	**95,147**	**73,315**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	267,499	170,560
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	18,913	15,946
Amount of counterparty credit risk in transactions as intermediary	26,723	21,284
Total exposure for repurchase transactions and securities lending	**313,135**	**207,790**
Off-balance sheet items		
Reference value of off-balance sheet transactions	489,763	495,285
Adjustment for application of FCC specific to off-balance sheet transactions	(336,681)	(336,718)
Total off-balance sheet exposure	**153,082**	**158,567**
Capital and Total Exposure		
Tier I	**161,872**	**151,245**
Total Exposure	**2,243,975**	**2,102,773**
Leverage Ratio		
Basel III Leverage Ratio	**7.2%**	**7.2%**

Corporativo | Interno

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies, Reports".

Corporativo | Interno

LIQ1: Liquidity Coverage Ratio (LCR)

	09/30/2022 [1]		06/30/2022 [1]	
	Total unweighted value (In thousand R$) [2]	Total weighted value (In thousand R$) [3]	Total unweighted value (In thousand R$) [2]	Total weighted value (In thousand R$) [3]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		313,037,254		279,847,008
Cash Outflows [4]				
Retail deposits and deposits from small business customers, of which:	489,698,029	47,271,948	472,931,223	44,965,159
Stable deposits	242,763,552	12,138,178	238,461,491	11,923,075
Less stable deposits	246,934,477	35,133,770	234,469,732	33,042,084
Unsecured wholesale funding, of which:	322,818,033	141,750,952	315,591,183	136,062,825
Operational deposits (all counterparties) and deposits in networks of cooperative banks	9,825,336	2,466,335	12,693,370	3,128,981
Non-operational deposits (all counterparties)	308,844,642	135,136,563	301,765,560	131,801,591
Unsecured debt	4,148,054	4,148,054	1,132,253	1,132,253
Secured wholesale funding		19,990,521		19,908,554
Additional requirements, of which:	198,944,898	28,067,851	302,011,369	34,835,759
Outflows related to derivative exposures and other collateral requirements	28,929,659	15,114,720	28,508,611	15,386,571
Outflows related to loss of funding on debt products	554,302	554,302	407,705	407,705
Credit and liquidity facilities	169,460,938	12,398,829	273,095,053	19,041,483
Other contractual funding obligations	89,585,977	89,585,977	85,871,019	85,871,019
Other contingent funding obligations	262,129,204	25,692,411	150,451,756	22,775,290
Total Cash Outflows		352,359,660		344,418,605
Cash Inflows [4]				
Secured lending (eg reverse repos)	196,079,949	3,614,068	143,283,283	2,223,624
Inflows from fully performing exposures	42,102,214	25,620,947	41,175,405	25,371,947
Other cash inflows	142,408,061	125,210,206	141,360,529	124,699,052
Total Cash Inflows	380,590,224	154,445,221	325,819,217	152,294,624
		Total Adjusted Value [5]		Total Adjusted Value [5]
Total HQLA		313,037,254		279,847,008
Total net cash outflows		197,914,439		192,123,981
Liquidity Coverage Ratio (%)		158.2%		145.7%

1) Corresponds to 65 daily average observations at 3Q22 and 62 daily at 2Q22
2) Total balance off the cash inflows or outflows
3) After application of weighting factors
4) Potential cash outflows (Outflows e) and inflows (inflows e)
5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 313.0 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 197.9 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 158.2%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

LIQ2: Net Stable Funding Ratio (NSFR)

09/30/2022	Value per residual effective maturity term (R$ thousand)				
	No Maturity (1)	Lower than six months (1)	Greater than or equal to six months, and lower than 1 year (1)	Greater than or equal to 1 year (1)	Weighted Value (In thousand R$) (2)
Available Stable Funding (ASF) (3)					
Capital	-	-	-	203,250,182	203,250,182
Reference Equity, gross of regulatory deductions	-	-	-	166,278,754	166,278,754
Other capital instruments not included in line 2	-	-	-	36,971,428	36,971,428
Retail Funding:	204,684,073	315,999,418	1,816,996	1,542,688	484,269,985
Stable Funding	118,741,369	130,759,938	35,880	20,435	237,080,762
Less Stable Funding	85,942,704	185,239,480	1,781,116	1,522,253	247,189,223
Wholesale Funding:	63,622,700	689,979,846	54,501,580	165,573,988	365,196,835
Operational deposits and deposits of member cooperatives	6,884,740	-	-	-	3,442,370
Other Wholesale Funding	56,737,960	689,979,846	54,501,580	165,573,988	361,754,465
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	109,053,841	12,281,809	771,463	-
Other liabilities, in which:	107,544,727	146,686,497	2,450,981	50,998,431	52,223,922
Derivatives whose replacement values are lower than zero		23,260,463	-	-	
Other liability or equity elements not included above	107,544,727	123,426,033	2,450,981	50,998,431	52,223,922
Total Available Stable Funding (ASF)					1,104,940,924
Required Stable Funding (RSF) (3)					
Total NSFR high quality liquid assets (HQLA)					17,225,458
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	2,921,282	550,744,803	127,815,372	536,437,984	661,740,256
Performing loans to financial institutions secured by Level 1 HQLA	-	22,405,856	-	78,584	2,319,169
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,746,736	30,634,601	8,743,868	31,497,480	41,082,095
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	174,546	459,328,135	90,516,997	240,534,900	365,134,340
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644	-	-	-	4,870,186	3,165,621
Performing residential mortgages, of which:	-	8,529,755	7,930,009	125,116,674	109,035,273
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	84,125,042	73,148,903
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	29,846,256	20,624,498	139,210,326	144,169,379
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	116,946,336	10,667,526	683,281	-
Other assets, in which:	87,247,142	189,141,340	12,519,962	98,366,710	209,704,822
Transactions with gold and commodities, including those with expected physical settlement	-				
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty		-	-	16,461,019	13,991,866
Derivatives whose replacement values are higher than or equal to zero		20,851,872	-	12,560,150	5,153,821
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,180,706	1,180,705
All other assets not included in the above categories	87,247,142	168,289,468	12,519,962	68,153,835	189,378,428
Off-balance sheet transactions	594,358,677	8,708,189	-	-	12,377,685
Total Required Stable Funding (RSF)					901,048,220
NSFR (%)					122.6%

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value (1) 09/30/2022	06/30/2022
Total Available Stable Funding (ASF)	1,104,940,924	1,070,718,608
Total Required Stable Funding (RSF)	901,048,220	894,427,129
NSFR (%)	**122.6%**	**119.7%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 1,104.9 billion in the 3rd quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 901.0 billion in the 3rd quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 122.6%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Corporativo | Interno

Credit Risk

CRA: Qualitative information on credit risk management

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as:

- Overdue Transactions for more than 90 days;
- Restructured Operations;
- Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others;
- Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others.

Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets.

The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC).

There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

Corporativo | Interno

For wholesale public, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report - Credit Risk," which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies", "Reports".

Corporativo | Interno

CR1: Credit Quality of Asset

R$ million	Gross carrying values of			09/30/2022
	Defaulted exposures (a) [1]	Non- defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Net values (a+b-c)
Loans	66,364	933,751	156,652	843,463
Debt Securities	2,177	437,911	5,722	434,366
in which: Sovereigns	-	217,887	1,817	216,070
in which: Other Debts	2,177	220,024	3,905	218,296
Off - balance sheet exposures	-	490,687	774	489,913
Total	**68,541**	**1,862,349**	**163,148**	**1,767,742**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CR2: Changes in Stock of defaulted loans and debts securities

R$ million	Total
Defaulted loans and debt securities at end of the previous reporting period (06/30/2022) [1]	66,806
Loans and debt securities that have defaulted since the last reporting period	9,486
Amount returned to non-defaulted status	(421)
Amount written off	(7,940)
Other changes	610
Defaulted loans and debt securities at end of the reporting period (09/30/2022) [1]	**68,541**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million		09/30/2022
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,033,267**	**1,075,188**
Public sector	**296,415**	**298,870**
Energy	1,330	1,330
Petrochemical and Chemical	3,758	3,765
Sundry	291,327	293,775
Private sector	**736,852**	**776,318**
Sugar and Alcohol	9,521	9,937
Agribusiness and Fertilizers	34,515	35,524
Food and Beverage	32,014	33,861
Banks and Other Financial Institutions	69,561	70,306
Capital Assets	11,814	12,319
Pulp and Paper	5,966	6,071
Electronic and IT	15,600	16,590
Packaging	5,765	5,929
Energy and Sewage	49,474	50,722
Education	6,885	7,360
Pharmaceuticals and Cosmetics	20,558	21,393
Real Estate Agents	53,416	56,564
Entertainment and Tourism	13,514	15,950
Wood and Furniture	8,724	9,547
Construction Material	12,890	13,798
Steel and Metallurgy	14,663	15,391
Media	1,631	1,669
Mining	7,703	7,952
Infrastructure Work	14,471	15,805
Oil and Gas	14,658	15,492
Petrochemical and Chemical	16,443	17,062
Health Care	12,165	12,835
Insurance and Reinsurance and Pension Plans	283	294
Telecommunications	15,364	15,891
Clothing and Footwear	8,372	8,967
Trading	3,673	3,867
Transportation	41,052	44,920
Domestic Appliances	5,152	5,320
Vehicles and Autoparts	29,110	30,453
Third Sector	4,050	4,272
Publishing and Printing	3,840	4,240
Commerce - Sundry	49,025	53,195
Industry - Sundry	16,817	16,985
Sundry Services	66,380	70,692
Sundry	61,783	65,125
Individuals	734,475	855,702
Total	**1,767,742**	**1,930,890**

Total defaulted loans and debt securities

R$ million		09/30/2022
	Portfolio	
	Defaulted Exposures [1]	Expected Credit Loss
Companies	**20,371**	**6,124**
Public sector	**-**	**-**
Energy	-	-
Petrochemical and Chemical	-	-
Sundry	-	-
Private sector	**20,371**	**6,124**
Sugar and Alcohol	273	185
Agribusiness and Fertilizers	301	141
Food and Beverage	1,071	452
Banks and Other Financial Institutions	49	17
Capital Assets	205	56
Pulp and Paper	34	9
Electronic and IT	712	227
Packaging	254	(46)
Energy and Sewage	213	84
Education	290	86
Pharmaceuticals and Cosmetics	537	200
Real Estate Agents	1,249	703
Entertainment and Tourism	1,606	675
Wood and Furniture	498	193
Construction Material	358	131
Steel and Metallurgy	471	177
Media	34	7
Mining	40	8
Infrastructure Work	677	261
Oil and Gas	288	116
Petrochemical and Chemical	265	84
Health Care	196	58
Insurance and Reinsurance and Pension Plans	-	-
Telecommunications	106	47
Clothing and Footwear	409	145
Trading	115	56
Transportation	1,082	462
Domestic Appliances	94	26
Vehicles and Autoparts	680	254
Third Sector	6	2
Publishing and Printing	238	87
Commerce - Sundry	2,518	948
Industry - Sundry	72	21
Sundry Services	2,376	799
Sundry	2,854	(547)
Individuals	48,170	18,998
Total	**68,541**	**25,122**

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Exposure by remaining maturity

R$ million				09/30/2022
Remaining maturities of transactions (Net values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
395,463	119,139	480,366	371,383	**1,366,351**

R$ million				09/30/2022
Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
430,673	122,862	544,844	430,098	**1,528,477**

1) Do not consider the amount of credits to be released.

Corporativo | Interno

Overdue exposures

R$ million	09/30/2022
	Gross portfolio
	Overdue amounts (1)
Less than 30 days	8,730
31 to 90 days	20,587
91 to 180 days	14,255
181 to 365 days	17,913
above 365 days	1,925
Total	**63,410**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		09/30/2022
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	840,187	925,222
South	137,413	155,504
North	25,405	32,695
Northeast	110,759	134,463
Midwest	63,785	74,493
National territory (1)	216,070	217,852
Brazil	**1,393,619**	**1,540,229**
Argentina	8,584	8,890
Chile	180,278	185,151
Colombia	37,522	47,184
United States	26,414	26,606
Paraguay	18,682	18,933
United Kingdom	24,108	24,421
Swiss	3,565	3,565
Uruguay	30,620	31,044
Other	44,350	44,867
Foreign	**374,123**	**390,661**
Total	**1,767,742**	**1,930,890**

Total defaulted loans and debt securities

R$ million		09/30/2022
	Portfolio	
	Defaulted Exposures (2)	Expected Credit Loss
Southeast	43,293	13,865
South	7,199	2,682
North	2,089	842
Northeast	8,915	4,222
Midwest	4,363	1,713
National territory (1)	-	-
Brazil	**65,859**	**23,324**
Argentina	11	9
Chile	1,811	1,167
Colombia	506	334
United States	-	-
Paraguay	178	145
United Kingdom	-	-
Swiss	-	-
Uruguay	175	141
Other	1	2
Foreign	**2,682**	**1,798**
Total	**68,541**	**25,122**

1) Considers only Brazilian goverment bonds.
2) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

Corporativo | Interno

Largest debtors exposures

R$ million		09/30/2022
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	Exposure	% of portfolio
10 largest debtors	290,756	16.0%
100 largest debtors	446,832	25.0%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million		09/30/2022
	Overdue [1]	Others
Restructured Exposures [2]	25,060	100

1) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.
2) BCB Resolution No. 4,557 in its article 24, paragraph 1, item III, defines that every restructured operation will be characterized as a problematic asset.

Corporativo | Interno

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated.

The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements.

- **Fiduciary Guarantees and credit derivatives:** a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees.

Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns.

- **Real and Financial Guarantees**: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets.

- **Clearing and Settlement of Obligations Agreement and legal structures with mitigating power**: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions.

In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area.

Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

Corporativo | Interno

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					09/30/2022
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	784,075	80,268	8,746	71,522	-
Debt securities	426,970	966	966	-	-
in which: Sovereigns	134,849	3,044	1,108	1,936	-
in which: Other Debts	379,480	5,918	5,918	-	-
Total	1,725,374	90,196	16,738	73,458	-
Of which defaulted [2]	23,388	623	67	556	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.
2) Pursuant to Resolution 54, as of 01/01/2022, defaulted exposures operations correspond to those characterized as problematic assets, a concept defined in Resolution 4,557.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	09/30/2022
Asset classes	On- balance sheet amount (a)	Off- balance sheet amount (b)	On- balance sheet amount (c)	Off- balance sheet amount (d)	RWA (e)	Off- balance sheet amount [e/(c+d)]
Sovereigns and their central banks	489,424	-	489,424	-	17,879	4%
Non-central government public sector entities	3,756	181	3,756	92	3,419	89%
Multilateral development banks	756	-	756	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	139,240	8,845	139,240	4,487	52,367	36%
Corporates	444,616	114,532	444,616	72,852	458,830	89%
Regulatory retail portfolios	346,004	283,646	346,004	55,299	281,175	70%
Secured by residential property	123,070	3,682	123,070	3,682	45,734	36%
Secured by commercial real estate	362	319	362	319	340	50%
Equity stake	24,999	-	24,999	-	20,540	82%
Other assets	105,450	3,354	105,450	1,162	106,599	100%
Total	**1,677,677**	**414,559**	**1,677,677**	**137,893**	**986,883**	**54%**

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million	Risk weight (FPR)									09/30/2022
Asset classes	0%	10%	20%	35%	50%	75%	85%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	461,538	-	571	-	20,676	-	-	5,064	1,575	489,424
Non-central government public sector entities	158	-	1	-	101	-	1,466	2,122	-	3,848
Multilateral development banks	756	-	-	-	-	-	-	-	-	756
Banks and other Financial Institutions authorized by Brazil Central Bank	2,138	-	64,609	1,381	73,276	-	-	2,323	-	143,727
Corporates	10,784	-	-	-	11,834	-	278,272	216,143	435	517,468
Regulatory retail portfolios	6,543	-	-	-	56,303	336,654	45	-	1,758	401,303
Secured by residential property	1	-	-	117,766	8,868	-	-	-	117	126,752
Secured by commercial real estate	-	-	-	-	681	-	-	-	-	681
Equity stake	-	-	-	-	7,114	-	6,013	11,872	-	24,999
Other assets	13	-	-	-	-	-	-	106,599	-	106,612
Total	**481,931**	**-**	**65,181**	**119,147**	**178,853**	**336,654**	**285,796**	**344,123**	**3,885**	**1,815,570**

The increase in the total exposure of tables CR4 and CR5 occurred mainly in the lines of financial institutions and secured by residential property.

Corporativo | Interno

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

Corporativo | Interno

CCR1: Analysis of CCR exposures by approach

R$ million					09/30/2022
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	21,337	8,390	1.4	41,618	30,436
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				611,926	14,177
Total					**44,613**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									09/30/2022
Counterparties	**0%**	**10%**	**20%**	**50%**	**75%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	247,046	-	-	-	-	-	-	-	-	247,046
Non-central government public sector entities	-	-	-	-	-	129	82	-	-	211
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	88,473	-	3,051	16,878	-	-	46	-	-	108,448
Corporates	259,297	-	-	-	-	19,749	17,758	-	-	296,804
Regulatory retail portfolios	-	-	-	-	-	-	-	-	-	-
Other Counterparties	156	-	-	194	-	-	685	-	-	1,035
Total	**594,972**	**-**	**3,051**	**17,072**	**-**	**19,878**	**18,571**	**-**	**-**	**653,544**

In the CCR1 and CCR3 tables there was an increase in the exposure of repo operations, concentrated in operations with Sovereigns and Corporates.

CCR5: Composition of collateral for CCR exposures

R$ million						09/30/2022
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	5,516	-	-	262,300	251,545
Cash - other currencies	-	-	562	4,382	5,199	46,515
Domestic sovereign debt	-	-	3,652	-	285,777	261,472
Government agency debt	-	-	9,373	-	2,344	4,797
Corporate bonds	-	-	35,618	-	28,104	294
Equity securities	-	-	3	-	83	-
Other collateral	-	-	2,519	-	-	-
Total	**-**	**5,516**	**51,727**	**4,382**	**583,807**	**564,623**

Corporativo | Interno

CCR6: CCR associated with credit derivatives exposures

In R$ million		09/30/2022
	Protection bought	Protection sold
Notionals		
Single-name credit default swaps	7,455	17,790
Index credit default swaps	189	135
Total return swaps	-	7,671
Total notionals	**7,644**	**25,596**
Fair values	**393**	**(749)**
Positive fair value (asset)	398	58
Negative fair value (liability)	(5)	(807)

CCR8: CCR associated with Exposures to central counterparties

R$ million		09/30/2022
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		3,216
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	19,846	675
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	19,754	673
(iii) Securities financing transactions	83	2
(iv) Netting sets where cross-product netting has been approved	9	-
Segregated initial margin	-	
Non-segregated initial margin	6,546	2,512
Pre-funded default fund contributions	80	29
Exposures to non-QCCPs (total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-

Increase in the exposures associated with operations to be settled in QCCPs, especially in the Exchange-traded derivatives line.

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2022, Itaú Unibanco did not carry out the sale of credit assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million									09/30/2022
	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	**7,076**	-	**7,076**
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	2,822	-	2,822
other retail exposures	-	-	-	-	-	-	4,254	-	4,254
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	**1,413**	-	**1,413**
loans to corporates	-	-	-	-	-	-	1,413	-	1,413
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

R$ million											09/30/2022
	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	7,981	185	322	1	8,488	1	3,369	10	269	1
Traditional securitisation	-	**7,981**	**185**	**322**	**1**	**8,488**	**1**	**3,369**	**10**	**269**	**1**
Of which securitisation	-	7,981	185	322	1	8,488	1	3,369	10	269	1
Of which retail underlying	-	6,575	185	316	1	7,076	1	2,993	10	239	1
Of which wholesale	-	1,406	-	6	-	1,412	-	376	-	30	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Corporativo | Interno

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and

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- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

Corporativo | Interno

MR1: Market risk under standardized approach

R$ million	09/30/2022
Risk factors	**RWA_{MPAD}**
Interest Rates	**25,641**
Fixed rate denominated in reais (RWA_{JUR1})	7,596
Foreign exchange linked interest rate (RWA_{JUR2})	11,342
Price index linked interest rate (RWA_{JUR3})	6,703
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**940**
Exchange rates (RWA_{CAM})	**1,672**
Commodity prices (RWA_{COM})	**1,870**
Total	**30,123**

In comparison to June, we observed an increase in risk exposure under the standardized model metric (RWA_{MPAD}), mainly in interest rates traded in foreign markets.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Corporativo | Interno

Institution	Model considered for Market Risk
A1 Hedge Orange Master Fundo de Investimento Multimercado	VaR and Stressed VaR
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
Banco Investcred Unibanco S.A.	VaR and Stressed VaR
Banco Itaú Argentina S.A.	VaR and Stressed VaR
Banco Itaú BBA S.A.	VaR and Stressed VaR
Banco Itaú Consignado S.A.	VaR and Stressed VaR
Banco Itaú Veículos S.A.	VaR and Stressed VaR
Banco ItauBank S.A.	VaR and Stressed VaR
Banco Itaucard S.A.	VaR and Stressed VaR
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	VaR and Stressed VaR
Dibens Leasing S.A. - Arrendamento Mercantil	VaR and Stressed VaR
FIDC B2cycle NPL	VaR and Stressed VaR
FIDC Cloudw Akira I	VaR and Stressed VaR
FIDC Orange NP	VaR and Stressed VaR
FIDC Sumup Solo	VaR and Stressed VaR
FII Kinea Desenv. LO	VaR and Stressed VaR
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	VaR and Stressed VaR
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	VaR and Stressed VaR
Fundo De Invest Dir Creditórios Não Padron NPL II	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Rede	VaR and Stressed VaR
Fundo em Direitos Creditórios Cielo Emissores I	VaR and Stressed VaR
Fundo Fortaleza de Investimento Imobiliário	VaR and Stressed VaR
Fundo Goal Perfo III	VaR and Stressed VaR
Fundo Kinea Ações	VaR and Stressed VaR
Hipercard Banco Múltiplo S.A.	VaR and Stressed VaR
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	VaR and Stressed VaR
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	VaR and Stressed VaR
Itaú Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Bank & Trust Bahamas Ltd.	VaR and Stressed VaR
Itaú Bank & Trust Cayman Ltd.	VaR and Stressed VaR
Itaú Bank, Ltd.	VaR and Stressed VaR
Itaú BBA USA Securities Inc.	VaR and Stressed VaR
Itaú Cia. Securitizadora de Créditos Financeiros	VaR and Stressed VaR
Itaú Corretora de Valores S.A.	VaR and Stressed VaR
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	VaR and Stressed VaR
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	VaR and Stressed VaR
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Itaú Unibanco Holding S.A.	VaR and Stressed VaR
Itaú Unibanco Holding S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A.	VaR and Stressed VaR
Itaú Unibanco S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A., Nassau Branch	VaR and Stressed VaR
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Valores S.A.	VaR and Stressed VaR
ITB Holding Ltd.	VaR and Stressed VaR
Kinea Ações Fundo de Investimento em Ações	VaR and Stressed VaR
Kinea CO-investimento Fundo de Investimento Imobiliario	VaR and Stressed VaR
Kinea I Private Equity FIP Multiestrategia	VaR and Stressed VaR
Kinea KP Fundo de Investimento Multimercado Crédito Privado	VaR and Stressed VaR
Kinea Ventures FIP	VaR and Stressed VaR
Licania Fund Limited	VaR and Stressed VaR
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	VaR and Stressed VaR
Microinvest S.A. Soc. de Crédito a Microempreendedor	VaR and Stressed VaR
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	VaR and Stressed VaR
Redecard Instituição de Pagamento S.A.	VaR and Stressed VaR
Redecard Sociedade de Crédito Direto S.A	VaR and Stressed VaR
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR

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Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On September 30, 2022, VaR represented 40% of the capital requirement, while the stressed VaR represented 60%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

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MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWAMINT - 06/30/2022	**7,744**	**9,834**	**4,194**	**21,772**
Movement in risk levels	(1,032)	(333)	-	(1,365)
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	(890)	(654)	-	(1,544)
Other	-	-	2,215	2,215
RWAMINT - 09/30/2022	**5,822**	**8,847**	**6,409**	**21,078**

The decrease in RWA_{MINT} from the previous quarter was mainly due to changes in exchange rates and risk reduction in the positions held by Itaú Unibanco.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	09/30/2022
VaR (10 days, 99%)	
Maximum value	305
Average value	129
Minimum value	50
Quarter end	80
Stressed VaR (10 days, 99%)	
Maximum value	401
Average value	244
Minimum value	138
Quarter end	247

VaR and stressed VaR decreased from the previous quarter due to reduced exposure in interest rates.

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MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results:


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The exceptions in relation to the hypothetical results occurred on 10/19/2021 and 10/21/2021, in the amounts of R$ 37,7 and R$ 7,9 million, respectively. These excesses were caused by the increased level of local interest market volatility.

In relation to the actual results, the exceptions also ocurred on 10/19/2021 and 10/21/2021, in the amounts of R$ 23,2 and R$ 3,5 million, respectively. These excesses were caused by the increased level of local interest market volatility.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million								09/30/2022
	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	90,212	(207,759)	18,499	(10,760)	79,438	(100,650)	92,183	(98,584)
Foreign Exchange	360,975	(306,412)	148,830	(154,349)	25,872	(53,570)	290,714	(280,085)
Equities	2,686	(2,237)	201	(1,597)	9	(676)	-	-
Commodities	1,499	(2,524)	-	(582)	1,354	(300)	556	-

IRRBBA: IRRBB risk management objectives and policies

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;

- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

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The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;

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Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social, Environmental and Climatic Risks

They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas,

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Textiles, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas' activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks.

The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, internal policies, commitments with regulators, voluntary commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco.

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This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

- Policies and Procedures;
- Client Identification Process;

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- Know Your Customer (KYC) Process;
- Know Your Partner (KYP) Process;
- Know Your Supplier (KYS) Process;
- Know Your Employee (KYE) Process;
- Assessment of New Products and Services;
- Compliance with Sanctions;
- Monitoring, Selection and Analysis of Suspicious Operations or Situations;
- Reporting Suspicious Transactions to the Regulatory Bodies; and
- Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts.

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications.

The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

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Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693 / 18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units.

Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

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- Internal fraud;
- External fraud;
- Labor claims and deficient security in the workplace;
- Inadequate practices related to clients, products and services;
- Damages to own physical assets or assets in use by Itaú Unibanco;
- Interruption of Itaú Unibanco's activities;
- Failures in information technology (IT) systems, processes or infrastructure;
- Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas. Among the methodologies and tools used are the self-evaluation and the map of the institution's prioritized risks, the approval of processes, products, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, risks, projects and new products and services.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document "Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance", summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

Crisis Management and Business Continuity

Itaú Unibanco's Business Continuity Program's purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.

It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are:

- Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems;

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- Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable;

- Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution:

- Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services.

- Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco's buildings.

Considering the dependence that some processes have on third-party services, the Business Continuity Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

The institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats. To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674, 3.876 and Resolutions 2,682 and 4,557. The validation stages include:

- Verification of mathematical and theoretical development of the models;

- Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;

- When applicable, comparison with alternative models and international benchmarks;

- Historical Backtesting of the model;

- Assessment of the adequacy of the implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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Glossary of Acronyms

A

- ASF – Available Stable Funding
- AT1 – Additional Tier 1 Capital
- AVA – *Avaliação de Vulnerabilidade e Ameaças*(Threats and Vulnerabilities Analysis)

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BCB - *Banco Central do Brasil* (Central Bank of Brazil)
- BCP – Business Continuity Plan
- BCBS - Basel Committee on Banking Supervision
- BIA – Business Impact Analysis
- BIS – Bank for International Settlements

C

- CCF – Credit Conversion Factor
- CCP – Non-Qualified Central Counterparty
- CCR – Counterparty Credit Risk
- CDP – Carbon Disclosure Project
- CEM - Current Exposure Method
- CEO - Chief Executive Officer
- CET 1 - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- Comef - *Comitê de Estabilidade Financeira* (Financial Stability Committee)
- CRI – Real State Receivables Certificate
- CRM – Credit Risk Mitigation
- CRO - Chief Risk Officer
- CTAM – *Comissão Técnica de Avaliação de Modelos* (Technical Model Assessment Commission)

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- CVA - Credit Valuation Adjustment
- CVM - *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission)

D

- DLP - Long- Term Liquidity Statement
- DRL - Liquidity Risk Statement
- D-SIB - Domestic Systemically Important Banks
- DV - Delta Variation

E

- EAD – Exposure at Default
- ECL – Expected Credit Losses
- EMD – *Entidades Multilaterais de Desenvolvimento* (Multilateral Development Entities)
- EP – Equator Principles
- EVE – Economic Value of Equity

F

- FCC - Credit Conversion Credit
- FEBRABAN - Brazilian Federation of Banks
- FIDC - Credit Rights Investment Funds
- FPR - Fator de Ponderação de Risco (Weighting Factor)

G

- GAP - Gap Analysis
- GDP - Gross Domestic Product
- GHG – Greenhouse Gas Protocol
- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HE – Haircut of Execution
- HQLA – High Quality Liquid Assets

- HV – Volatility Haircut

I

- ICAAP – Internal Capital Adequacy Assessment Process
- IMA – Internal Models Approach
- IPV – Independent Price Verification
- IRRBB – Interest Rate Risk in the Banking Book
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio
- LMM - *Limite de Mitigação Máxima* (Maximum Mitigation Limit)

M

- MtM - Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

O

- OTC – Over-the-Counter

P

- PR – *Patrimônio de Referência* (Total Capital)
- PRI – Principles for Responsible Investments
- PCR – Potential Credit Risk

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- PVA – Prudent Valuation Adjustments

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS - Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{CPrNB} - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA – Joint-Stock Company
- SAC - Social, Ambiental e Climático (Social, Environmental and Climatic)
- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SFN – *Sistema Financeiro Nacional*(National Financial System)
- SFT – Securities Financing Transactions

T

- TCFD – Task Force on Climate-Related Financial Disclosures
- TLAC – Total Loss-Absorbing Capacity
- TVM - *Títulos de valores mobiliários*(Securities)

V

- VaR - Value at Risk

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Glossary of Regulations

- BACEN Circular No. 3,354, of June 27th, 2007
- BACEN Circular No. 3,644, of March 4th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751 of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13rd, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular Letter No. 3,907 of September 10th, 2018
- BACEN Circular Letter No. 3,876 of January 31st, 2018
- BACEN Circular Letter No. 3,082 of January 30th, 2012
- BACEN Circular Letter No. 3,978 of January 23rd, 2020
- BACEN Communication No. 39.096 of September 1st, 2022
- BCB Resolution No. 54, of December 16th, 2020
- CMN Resolution No. 2,682, of December 22nd, 1999
- CMN Resolution No. 4,955, of October 21st, 2021
- CMN Resolution No. 4,958, of October 21st, 2021
- CMN Resolution No. 4,327, of April 25th, 2014
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,589, of June 29th, 2017
- CMN Resolution No. 4,693, of October 29th, 2018